SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on August 15, 2001

                           Crusade Management Limited,
                           ---------------------------
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
           ----------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X       Form 40-F
                                -------              -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No  X
                              ------         ------

      If  "Yes" is  marked,  indicate  below  the file  number  assigned  to the
registrant in connection with Rule 12g3- 2(b): 82-            .

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OTHER EVENTS

         On the Quarterly Payment Date falling on August 15, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.


                                            Crusade Management Limited,
                                            as Trust Manager for the Crusade Global Trust No. 1 of 1999,
                                            ------------------------------------------------------------
                                            (Registrant)



Dated: August ___, 2001                     By:      /s/ Roger DesMarchelier
                                                --------------------------------
                                            Name:    Roger Desmarchelier
                                                  ------------------------------
                                            Title:   Executive Manager
                                                   -----------------------------

EXHIBIT INDEX


Exhibit         Description
-------         -----------

99.1            The Noteholders Report for the Quarterly Payment Date on
                August 15, 2001

                               Noteholders Report
                        Crusade Global Trust No.1 of 1999
                       Coupon Period Ending 15 August 2001



NOTES
-----
                                                                            Coupon Payments   Principal Payment   Charge Offs
                       FV Outstanding (USD)   Bond Factor     Coupon Rate        (USD)               (USD)            (AUD)
                       --------------------   -----------     -----------   ---------------   -----------------   -----------

Class A1 Notes         0.00                   0.000000%       0.00000%      0.00              0.00                0.00
Class A2 Notes         422,010,156.99         74.166987%      4.40000%      5,325,919.62      51,638,820.91       0.00
Class A3 Notes         125,000,000.00         100.000000%     4.49000%      1,434,305.56      0.00                0.00


                                                                       15Aug01
                                                                         AUD
POOL SUMMARY                                                      --------------
Outstanding Balance - Variable Rate Housing Loans                 667,023,304.69
Outstanding Balance - Fixed Rate Loans                            187,224,843.08
Number of Loans                                                           10,113
Weighted Average Current LVR                                              56.03%
Average Loan Size                                                         84,471
Weighted Average Seasoning                                            50.15 mths
Weighted Average Term to Maturity                                       236 mths

                                                                         AUD
PRINCIPAL COLLECTIONS                                            ---------------
Scheduled Principal Payments                                        9,046,025.20
Unscheduled Principal Payments                                     77,784,487.98
Redraws                                                             7,140,974.74

Principal Collections                                              79,689,538.44

                                                                         AUD
TOTAL AVAILABLE PRINCIPAL                                        ---------------
Principal Collections                                              79,689,538.44
Principal Charge Offs                                                       0.00
Principal Draw                                                              0.00

Total Available Principal                                          79,689,538.44

Principal Distributed                                              79,689,538.44
Principal Retained                                                          0.00

                                                                        AUD
TOTAL AVAILABLE FUNDS                                            ---------------
Available Income                                                   16,781,340.19
Principal Draw                                                              0.00
Liquidity Draw                                                              0.00

Total Available Funds                                              16,781,340.19

                                                                        AUD
REDRAW & LIQUIDITY FACILITIES                                    ---------------
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00

Liquidity Draw                                                              0.00
Liquidity Shortfall                                                         0.00



CPR
----
                                            May-01        Jun-01        Jul-01
                       ---------------------------------------------------------
                       1 mth CPR            25.79%        25.98%        29.48%


Arrears
-------
                             % of pool
                            (by number)
                            -----------
31 - 59 days                   0.72%
60 - 89 days                   0.18%
90+ days                       0.18%
Defaults                         1
----------------------      -----------
Losses                          Nil
----------------------      -----------




                                    Exh-99.1

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